BY EDGAR SUBMISSION
July 10, 2012
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Mail Stop 3561

Attention:	Adam Phippen
Staff Accountant

Re:	Staples, Inc.
Form 10-K for Fiscal Year Ended January 28, 2012
Filed February 29, 2012
Definitive Proxy Statement filed on Schedule 14A
Filed April 23, 2012
File No. 0-17586

Ladies and Gentlemen:

Enclosed please find our responses to the comments regarding the above referenced filings contained in a letter from William H. Thompson of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Staples, Inc. (the “Company,” “Staples,” “we,” or “our”), dated June 26, 2012.
The responses are set forth below. Your comment is in bold and our responses and supplemental information are in regular or italicized type.
Form 10-K for the Fiscal Year Ended January 28, 2012
Appendix B
Management's Discussion and Analysis of Financial Condition and Results of Operations, page B-1

Non-GAAP Measures, page B-1

1.
You state that you believe the non-GAAP financial measures disclosed, “better enable management and investors to understand and analyze [y]our performance by providing meaningful information relevant to events of a non-recurring nature that impact the comparability of underlying business results from period to period.” Item 10(e)(1)(ii)(B) of Regulations S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within

Securities and Exchange Commission
July 10, 2012

the prior two years. Please tell us why you believe the tax refund received in 2011, integration and restructuring costs in 2010 and 2009, and costs associated with a legal settlement in 2009 are non-recurring. Otherwise, please do not refer to these items as non-recurring.

Response: In accordance with Item 10(e)(1)(ii)(B) of Regulation S-K, we believe these items to be non-recurring in nature because, at the time of their recognition in the Company's financial statements, similar items had not occurred within the prior two years, and we did not expect similar items to recur during the two years following.
The $20.8 million tax refund received in 2011 related to a 2004 claim with the Italian government which Corporate Express had made prior to its acquisition by the Company and had been unsuccessful at securing, despite a concerted effort spanning several years. The claim stemmed from overpayments made in 2000 and 2001. Based on the facts and circumstances that existed as of the acquisition date, the Company had determined that it was not probable that the receivable was collectible, and therefore the balance was fully reserved for in purchase accounting. The Company continued to pursue the refund after the acquisition, and successfully secured it during 2011. Based on the principles in ASC 805 Business Combinations, this refund was recorded in current period earnings rather than as an adjustment to the original purchase accounting. Therefore, unlike other tax refunds which are recorded based on the Company's calculations under ASC 740 Income Taxes, this refund was related to a change in a purchase accounting estimate and was unrelated to current period pre-tax income. In addition, the impact was material as it lowered the Company's effective tax rate from 34.0% to 32.6%, and benefitted earnings per share by $0.03. The last time the Company had a material adjustment impact our effective tax rate was 2002. The Company decided that excluding this item in a non-GAAP performance measure would better enable investors to understand and analyze our performance and project future earnings. Given that the nature of the refund was unusual, and furthermore that a similar item had not occurred in the two years prior and was not reasonably likely to recur in the following two years, we characterized the refund as non-recurring in our filings.
The integration and restructuring costs for which we made adjustments in 2009 and 2010 related to our $4.4 billion acquisition of Corporate Express in 2008. This acquisition was transformative in nature, in that it significantly expanded Staples' domestic and international presence. A strategic acquisition of this size, by its nature, resulted in a certain amount of redundancy, particularly relating to facilities, workforce, and intellectual property. To achieve the targeted synergies for this acquisition, the Company eliminated these redundancies during the integration process, resulting in significant restructuring costs. Staples had not previously made an acquisition of this size and scope, and we have not made one since. In our filing we noted that, excluding the Corporate Express acquisition, we had focused on smaller acquisitions that aligned with our existing businesses, and that we expected to continue this strategy in the future. Such smaller acquisitions typically do not result in a significant amount of redundancy, and hence the associated integration costs are much lower. Accordingly, we consider integration costs associated with smaller acquisitions to be recurring in nature. Given the unique nature of the Corporate Express acquisition, we characterized the associated integration and restructuring costs as non-recurring in nature.
The Company considered the $42 million pre-tax charge associated with the national legal settlement of the "wage and hour" class action lawsuits in 2009 to be non-recurring based on its nature and the magnitude of the charge. The settlement related to claims of misclassification of assistant store managers as exempt from overtime pay and the Company's failure to comply with federal and state overtime laws from several class action lawsuits filed in various states. Other large retailers had been targeted with similar class action lawsuits and investors had been concerned about the financial exposure Staples had related to these and other

Securities and Exchange Commission
July 10, 2012

potential future class action lawsuits. This national settlement consolidated the pending class action suits in the various state jurisdictions and resolved claims for damages as far back as 2002. It also eliminated the uncertainty of the outcome associated with the existing class action lawsuits in the various states and preempted similar class action lawsuits from being brought in the future on this issue. A national settlement spanning different jurisdictions for class action lawsuits is unusual for Staples. We believed it was important to communicate to our investors its impact on our financial results in 2009, and because of the nature of the settlement and the fact that it removed any exposure going forward related to this issue, we believed it was prudent and accurate to characterize it to investors as non-recurring. We note that a charge of a similar nature related to a legal settlement had not occurred in the two years preceding the announcement of the settlement, and we did not expect a settlement of a similar nature was reasonably likely to recur during the two years following (and hindsight has proven that expectation to be correct). We note that in the normal course of business Staples incurs costs of a lesser magnitude associated with legal settlements and we consider such costs to be recurring in nature.

Consolidated Performance, page B-1

2.
We note that you identify intermediate causes of changes in your operating results and, in certain cases, disclose only the percentage change. Please describe the reasons underlying such causes and please quantify in dollar amounts the extent of such changes. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: Consistent with Item 303(a) of Regulation S-K and Commission Release No. 33-8350, we disclose the period over period changes in financial statement line items and the “relative significance” of the business reasons that have contributed materially to the changes.  Where it is possible to quantify the business reasons contributing to material changes in financial statement line items and where doing so would further an understanding of the changes, we disclose actual dollar amounts.  Where there are several factors that contribute to a change, we list the factors in declining order of significance and use phrases such as “primarily” and “to a lesser extent” to convey the “relative significance” of business reasons for the changes.  We believe our disclosures allow us to communicate the primary factors that are having a material impact on our business.  In future filings we will continue to review and assess the quality of our disclosures to ensure that we continue to provide investors with the appropriate quantitative and qualitative information to enable them to understand the drivers of our business.

Appendix C
Consolidated Financial Statements
Notes to Consolidated Financial Statements, page C-8

3.
In light of the fact that reclassification adjustments are not presented on the face of the consolidated statements of stockholders' equity, please tell us your consideration of disclosing in the notes to the financial statements the gross changes, along with the related tax expense or benefit, of each classification of other comprehensive income. Refer to ASC 220-10-45-12 and 220-10-45-17.

Response: Upon further review of ASC 220-10-45-12, we acknowledge that items reclassified from accumulated other comprehensive income into the income statement should be disclosed separately, either

Securities and Exchange Commission
July 10, 2012

in the statement of stockholders' equity or in the notes to the financial statements, rather than disclosed solely on a net basis as we previously have done. In future filings, subject to the potential impact of the Financial Accounting Standard Board's pending exposure draft related to Accounting Standards Update No. 2011-05 Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income, we will make this change, which will impact our disclosure of changes in the fair value of derivatives and deferred benefit costs only. We propose to disclose this information in Note G in the Notes to the Consolidated Financial Statements in the following format:

Accumulated other comprehensive loss
Dollar amounts in thousands

	2011	2010	2009
Balance at beginning of fiscal year	$(96,933)	$(89,337)	$(494,327)
Foreign currency translation adjustments	(193,785)	333	373,637
Derivatives (net of tax benefit of $1,359, $7,471 and $15,807)	(2,113)	(10,043)	(21,205)
Deferred benefit costs (net of taxes of $(1,982), $6,129 and $13,910)	(25,423)	4,729	58,668
Reclassification adjustments:
Gain on cash flow hedge (net of taxes of $40)	608	—	—
Amortization of deferred benefit costs (net of tax benefit of $1,080, $1,378 and $3,218)	(2,097)	(2,615)	(6,110)
Balance at end of fiscal year	$(319,743)	$(96,933)	$(89,337)

Note A - Significant Accounting Policies, page C-8
Property and Equipment, page C-8

4.	Please tell us your consideration of disclosing depreciation expense. Refer to ASC 360-10-50-1.a.

Response: The table below shows the Company's depreciation expense for fiscal years 2011, 2010 and 2009:

Dollar amounts in thousands

	2011	2010	2009
Depreciation expense	$417,154	$437,174	$452,363
In the Consolidated Statement of Cash Flows and in Note N in the Notes to the Consolidated Financial Statements, we disclosed depreciation expense combined with the expense associated with amortization of intangible assets. Our reasoning for combining these items is that analysts and investors typically group these non-cash expenses when analyzing the Company's operating and cash flow performance. We had disclosed amortization expense separately in the Consolidated Statements of Income, and therefore depreciation expense was able to be derived from the information disclosed. However, we acknowledge that the guidelines of ASC 360-10-50-1.a require separate disclosure of depreciation expense, and therefore we will disclose it in future filings.

Securities and Exchange Commission
July 10, 2012

Revenue Recognition, page C-10

5.
Please explain to us in detail your revenue recognition policy for machines sold to customers which are financed by external parties. In addition, referencing authoritative literature please tell us your basis in GAAP for recognizing such revenue when the right of recourse has ended and you have been legally released from your repurchase obligation. Please also tell us the amount of revenue recognized from these sales for the years presented.

Response: The total amount of revenue recognized for sales of printing press machines to external financing companies and subject to repurchase obligations was approximately $11.9 million in 2011, $25.8 million in 2010, and $26.4 million in 2009. In addition, as of January 28, 2012, there was approximately $9.8 million of deferred revenue associated with these transactions which will be recognized from 2012 through 2015. In a typical financing arrangement, the Company sells the machine to a financing company which in turn leases it to a customer under an operating lease model. The Company provides a guarantee to the financing company which stipulates that if the financing company's customer defaults and the financing company is able to recover the machine and return it to Staples, Staples has an unconditional obligation to repurchase the machine at a fixed percentage of the original purchase price. The amount of the contingent repurchase obligation declines as time passes during the term of the financing arrangement. The Company's accounting policy for such sales has been to defer the recognition of all revenue and associated direct costs until the repurchase obligation has lapsed and the full risks and rewards of ownership have been transferred to the financing company. Our basis for this policy has been that such sales represent a very small and declining portion of our business (0.1% of revenue or less for each year presented), have a disproportionate amount of complexity, and require the Company to retain risk in the transactions by virtue of the repurchase obligation and the potential for the net realizable value of the repurchased machine to be less than the contractual repurchase price. While the guidance in ASC 840 Leases indicates that the Company has a basis for recognizing revenue prior to the point at which the repurchase obligation lapses under a lease accounting model, we periodically evaluate the impact on reported revenue and profits of following our policy instead of this guidance and we note the difference has not been material (i.e. less than $4.5 million impact on pre-tax income in each year presented). Note that our accounting policy reflects our consideration that GAAP need not be applied to immaterial items.

Note E - Debt and Credit Agreements, page C-14

6.
In light of the financial covenants imposed by your 2014 Revolving Credit Facility, please tell us your consideration of disclosing the amount of retained earnings or net income restricted from the payment of dividends or free from restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

Response: The only dividend restriction under our 2014 Revolving Credit Facility is that the Company cannot pay any dividends if there is a default or an event of default that has occurred or is continuing or that would result under the revolving credit facility after the payment of dividends.  The Company considered all material and significant restrictions imposed by the 2014 Revolving Credit Facility and based on the Company's current operations and cash flows it disclosed that “customary affirmative and negative covenants for credit facilities of this type” are contained in the 2014 Revolving Credit Facility.  Based on the Company's current operations and cash flows, the Company believes there is no meaningful risk of default or an event of default that would prohibit the Company from paying dividends based on the restrictive covenant contained

Securities and Exchange Commission
July 10, 2012

in the 2014 Revolving Credit Facility.  Additionally, there are no outstanding borrowings under the 2014 Revolving Credit Facility nor has Company ever drawn from our 2014 Revolving Credit Facility.  Because of the highly remote nature of dividend restriction in the 2014 Revolving Credit Facility, we do not view this restriction as significant and characterized it as a “customary negative covenant.”  We do not consider the description of the dividend restriction or any other specific affirmative or negative covenant contained in the 2014 Revolving Credit Facility as providing additional meaningful disclosure for investors.  The 2014 Revolving Credit Facility (and all of its exhibits) has been filed with the Commission.

Note J - Equity Based Employee Benefit Plans, page C-21
Stock Award Plans, page C-21
Stock Options, page C-22

7.
Please tell us your consideration of describing the significant assumptions used, other than expected stock volatility which is already described, to estimate the fair value of stock options. Refer to ASC 718-10-50-2.f.2.

Response: In accordance with ASC 718-10-50-2.f.2 companies should disclose the significant assumptions used to estimate the fair value of share-based compensation awards as well as a description of those assumptions. Historically the Company has provided a list of the key assumptions used in our valuation, as well as a description of the method used to calculate the volatility assumption. In future filings we will augment the Company's description to include the following discussion of how the remaining assumptions were determined:

The risk free interest rate was based on the implied yield curve for zero coupon U.S. Treasury securities over the expected term of the options. The expected dividend yield was calculated as the average of the dividend yields for each period the Company paid a dividend. The expected stock volatility factor was calculated using an average of historical and implied volatility measures to reflect the different periods in the Company's history that would impact the value of the stock options granted to employees. The expected life of options was calculated using the assumption that all outstanding options will be exercised at the midpoint of the vesting date (if unvested) or the valuation date (if vested) and the full contractual term. The fair value of stock options is expensed over the applicable vesting period using the straight line method.

Note K - Pension and Other Retirement Plans, page F-23
Information on Fair Value of Plan Assets, page F-29

8.	Please tell us your consideration of disclosing the fair value of each major category of plan assets as of January 29, 2011. Refer to ASC 715-20-50-1.d.5.ii.

Response: In accordance with ASC 715-20-50-1.d.5.ii companies should disclose the fair value of each class of plan assets at each date for which a balance sheet is presented. In future filings we will disclose this information for both years presented in our Consolidated Balance Sheets (rather than simply for the current year).

Securities and Exchange Commission
July 10, 2012

Note L - Stockholders' Equity, page C-31
Outstanding Shares, C-31

9.
Please show us how to reconcile the number of outstanding shares as of January 28, 2012 and January 29, 2011 disclosed in the table to the number of outstanding shares disclosed on the face of the consolidated balance sheets.

Response: To reconcile the number of common shares appropriately disclosed as issued and outstanding on the Company's consolidated balance sheets as of January 28, 2012, January 29, 2011 and January 30, 2010 to the amounts disclosed in Note L in the Notes to the Consolidated Financial Statements, the Company deducted issued and unvested restricted stock from the figures disclosed in the consolidated balance sheets for each period, as shown in the table below.

Outstanding common shares
Amounts in thousands
	January 28, 2012	January 29, 2011	January 30, 2010
Shares issued	922,127	908,450	896,655
Treasury shares	(226,383)	(187,537)	(167,990)
Unvested restricted stock	(13,133)	(11,455)	(10,655)
Shares issued and outstanding	682,611	709,458	718,010

However, upon further review, we have determined that as the issued and unvested restricted stock was considered outstanding from a legal standpoint, the totals should have been included in the amounts shown as outstanding in Note L in the Notes to the Consolidated Financial Statements. In future filings we will include grants of restricted stock that have not yet vested in the total number of outstanding shares disclosed in Note L in the Notes to the Consolidated Financial Statements, enabling readers of the financial statements to reconcile this information directly to the figures that are properly disclosed on our consolidated balance sheets. It should be noted that the restricted stock figures above do not include unvested restricted stock units as shares related to these units are not legally issued until the units have vested. We further note that the number of weighted average shares outstanding used in calculating basic and diluted earnings per share was properly calculated in all periods presented.

Definitive Proxy Statement filed on Schedule 14A

Performance Based Annual Cash Bonus (Executive Officer Incentive Plan), page 29

10.
We refer you to your response to comment 5 in our letter dated September 22, 2010 submitted on October 6, 2010. In the response, you indicated that you intended to disclose in future filings the target bonus awards percentages under the Executive Officer Incentive Plan for each named executive officer. Outside of the disclosure you provide on page 30 reflecting the overall percentage range, it does not appear that you have provided the individual percentages for each named executive officer. Please tell us why you have not provided this disclosure and tell us what that disclosure would look like, with a view to disclosing such information in future filings.

Securities and Exchange Commission
July 10, 2012

Response: We inadvertently omitted the 2011 target bonus award percentage for each named executive officer. We will improve our processes to ensure that the information appears in the Company's future filings. The 2011 target bonus award percentages for each named executive officer were:

Named Executive Officer	Target Bonus Awards (as a percentage of base salary paid)
Ronald L. Sargent	150%
John J. Mahoney	100%
Michael A. Miles, Jr.	100%
Joseph G. Doody	80%
Demos Parneros	80%

Company Acknowledgment
As requested by the Commission, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the response, need further information or would like to discuss any of the information covered in this letter, please contact me at (508) 253-7409.
Sincerely,
/s/ Christine T. Komola
Christine T. Komola
Senior Vice President & Chief Financial Officer

cc:	Ronald L. Sargent
Cynthia Pevehouse, Esq.
Mark Borden, Esq.